# EMU Securities LLC

**Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-69725 |

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
MM/DD/YY         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EMU Securities LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway – Suite 3300
(No. and Street)

New York         NY         10006
(City)         (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum         (212) 509-7800
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700     New York     NY     10004
(Address)     (City)     (State)     (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

# EMU Securities LLC
## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]  Report of Independent Registered Public Accounting Firm

[x]  Facing Page.

[x]  Statement of Financial Condition.

[x]  Statement of Operations.

[x]  Statement of Changes in Member's Equity.

[x]  Statement of Cash Flows.

[ ]  Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]  Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.

[x]  Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[x]  Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]  A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]  A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).

[x]  An Affirmation.

[ ]  A copy of the SIPC Supplemental Report.

[ ]  A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).

[x]  Independent Auditors' Report Regarding Rule 15c3-3 exemption.

[x]  Rule 15c3-3 Exemption Report.


**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to EMU Securities LLC for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
**Signature**

**CEO**_____
**Title**

Subscribed and sworn
to before me



Gerard M Visci
Notary Public
New Jersey
My Commission Expires 6-10-2024
No. 50106655



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004          Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EMU Securities LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EMU Securities LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

*YSL & Associates LLC*

We have served as EMU Securities LLC's auditor since 2016.

New York, NY

February 18, 2020

# EMU Securities LLC

## Statement of Financial Condition
## December 31, 2019

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 53,783 |
| Prepaid expenses and other assets | | 2,749 |
| Total assets | $ | **56,532** |
| | | |
| **Liabilities and Member's Equity** | | |
| Accrued expenses and other liabilities | $ | 1,200 |
| | | |
| **Member's equity** | | 55,332 |
| Total liabilities and member's equity | $ | **56,532** |

The accompanying notes are an integral part of these financial statements.

# EMU Securities LLC

## Statement of Operations
## For the Year Ended December 31, 2019

| | | |
|---|---:|---:|
| **Revenues** | | |
| Advisory fees | $ | 27,000 |
| Private placement | | 34,373 |
| Interest income | | 13 |
| Total revenues | | 61,386 |
| **Expenses** | | |
| Bad debts expense | | 17,755 |
| Regulatory fees and expenses | | 3,794 |
| Service fee | | 1,200 |
| Other expenses | | 671 |
| Total expenses | | 23,420 |
| **Net income** | $ | **37,966** |

The accompanying notes are an integral part of these financial statements.

# EMU Securities LLC

## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2019

| | | |
|---|---:|---:|
| **Balance, January 1, 2019** | $ | 17,366 |
| Net income | | 37,966 |
| **Balance, December 31, 2019** | $ | 55,332 |

The accompanying notes are an integral part of these financial statements.

# EMU Securities LLC

**Statement of Cash Flows**
**For the Year Ended December 31, 2019**

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 37,966 |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| (Increase) in operating asset | | |
| Prepaid expenses and others | | (510) |
| Increase in operating liabilities | | |
| Accrued expenses and other liabilities | | 1,187 |
| Net cash provided by operating activities | | 38,643 |
| | | |
| **Cash** | | |
| | | |
| Beginning of year | | 15,140 |
| | | |
| End of year | $ | 53,783 |

The accompanying notes are an integral part of these financial statements.

# EMU Securities LLC

## Notes to Financial Statements
## December 31, 2019

1.  **Organization and Business**

    EMU Securities LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The primary business of the Company is to act as a broker-dealer selling private placements of securities.

2.  **Summary of Significant Accounting Policies**

    **Basis of Presentation**
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    **Revenue**
    The Company earns revenue by way of fees for advisory services and private placements. Revenues from services provided are recognized at the time there is persuasive evidence that the company's performance obligations have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

    **Cash**
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    **Fees Receivable**
    Fees receivable are stated at cost less an allowance for doubtful accounts, if any, and represents fees management expects to collect based on each contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of December 31, 2019, there was an allowance for doubtful accounts in the amount $17,755.

    **Income Taxes**
    The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

**2.   Summary of Significant Accounting Policies (Income Taxes continued)**

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

**Revenue Recognition**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

**Significant Judgments**

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events

**3.   Transactions with Related Parties**

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with an affiliated company, whereby the affiliate provides accounting, administrative, office space, and other services. Total services charged for the year were $1,200 and were outstanding as of December 31, 2019.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

**4.   Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of approximately $52,000 which exceeded the required net capital of $5,000 by approximately $47,000.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5.    Concentration

Two customers accounted for 100% of the total revenue.

# EMU Securities LLC

**Schedule I - Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2019**

| | | |
|---|---|---:|
| Member's equity | $ | 55,332 |
| Deductions | | |
| Prepaid expenses and other assets | | 2,749 |
| Net capital | | 52,583 |
| Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | | 5,000 |
| Excess net capital | $ | 47,583 |
| Aggregate indebtedness - accounts payable and accrued expenses | $ | 1,200 |
| Ratio of aggregate indebtedness to net capital | | 0.023 to 1 |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2019.

# EMU Securities LLC

## Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2019

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004          Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EMU Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) EMU Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

*YSL & Associates LLC*

New York, NY
February 18, 2020

# EMU Securities LLC

## Rule 15c3-3 Exemption Report
## Year Ended December 31, 2019

To the best of my knowledge and belief, EMU Securities LLC (the "Company") states the following:

The Company does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the year ending December 31, 2019.



CEO